UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on February 19, 2019: EuroDry Ltd. Reports Results for the Year and Quarter Ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 19, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

EuroDry Ltd.

Reports Results for the Year and Quarter Ended December 31, 2018

Maroussi, Athens, Greece – February 19, 2019– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and twelve month period ended December 31, 2018. Euroseas Ltd. (“Euroseas” or “Former Parent Company”) contributed to the Company its drybulk fleet of six vessels, one Ultramax and two Kamsarmax vessels built between 2016 and 2018, and three Japanese-built Panamax vessels built between 2000 and 2004 (the “Spin-off”). The Company was spun-off from Euroseas Ltd. on May 30, 2018. The results below refer to the above fleet for the periods presented.

Fourth Quarter 2018 Highlights:

•

Total net revenues of $7.0 million. Net income of $0.8 million; net income attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $0.6 million or $0.25 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $0.7 million or $0.31 per share basic and diluted.

•

Adjusted EBITDA1was $3.5 million.

•

An average of 6.3 vessels were owned and operated during the fourth quarter of 2018 earning an average time charter equivalent rate of $12,513 per day (for the definition of time charter equivalent rate please refer to a subsequent section of the Press Release).

•

The Company declared its third dividend of $0.2 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the fourth quarter of 2018, the drybulk market was influenced by the continued uncertainty introduced by the trade tensions between US and China and the subsequent trade slowdown, Charter rates weakened throughout the quarter with further declines registering in January and February of 2019. In this environment, we have timely secured physical and FFA contracts to cover the majority of our vessels with fixed rate contracts during 2019 insulating to a significant extent our earnings from adverse market moves. At the same time, we have completed the refinancing of some of our loans and increased funds available to exploit investment opportunities should they appear.

We continue to believe that drybulk markets could offer significant opportunities for sizable returns in the medium term. Historically low order book and required compliance with emissions and ballast water treatment regulation would limit fleet growth and vessel availability and provide a favorable backdrop for any positive trade demand developments to be translated to higher vessel earnings.”

“Our capital markets strategy remains to be one of conservatively growing the company either organically or by providing a public consolidation platform for other private fleets or vessels. We expect that with time, EuroDry will increase its visibility amongst investors and contribute to reducing the significant discount to the NAV our stock trades at, thus, offering additional rewards to our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The operating results of the fourth quarter of 2018 reflect the average level of charter rates our vessels enjoyed during the quarter which was higher by 11.4% than the average time charter equivalent rate our vessels earned in the fourth quarter of 2017.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased approximately 37% during the fourth quarter of 2018 compared to the same quarter of last year, while for the full year 2018 the increase was approximately 23.4%. This is partly due to the higher general and administrative expenses incurred due to the Spin-off and the operation of the Company as a separate public company following the completion of the Spin-off as compared to allocated general and administrative expenses in the carve-out financials for 2017 which resulted in higher contribution to the daily general and administrative expenses. As always, we want to emphasize that cost control remains a key component of our strategy.”

“Adjusted EBITDA during the fourth quarter of 2018 was $3.5 compared to $2.9 million achieved for the fourth quarter of last year. As of December 31, 2018, our outstanding debt (excluding the unamortized loan fees) was $63.9 million versus restricted and unrestricted cash due to from related companies of approximately $13.7 million”.

Fourth Quarter 2018 Results:

For the fourth quarter of 2018, the Company reported total net revenues of $7.0 million representing a 21.5% increase over total net revenues of $5.8 million during the fourth quarter of 2017 which was the result of the increased average number of vessels and the increase in the average time charter equivalent rate our vessels earned due to increase in dry bulk market rates. The Company reported net income for the period of $0.8 million and net income attributable to common shareholders of $0.6 million, as compared to net income and net income attributable to common shareholders of $1.3 million for the same period of 2017. Depreciation expenses for the fourth quarter of 2018 amounted to $1.5 million compared to $1.2 million for the same period of 2017. Increased general and administrative expenses reflected mainly the operation of the Company as a separate public company following the completion of the Spin-off.

Interest and other financing costs for the fourth quarter of 2018 amounted to $1.1 million compared to $0.4 million for the same period of 2017. Interest during the fourth quarter of 2018 was higher due to higher debt and higher Libor during the period as compared to the same period of last year.

On average, 6.3 vessels were owned and operated during the fourth quarter of 2018 earning an average time charter equivalent rate of $12,513 per day compared to 5.0 vessels in the same period of 2017 earning on average $11,231 per day.

Adjusted EBITDA for the fourth quarter of 2018 was $3.5 million compared to $2.9 million achieved during the fourth quarter of 2017.

Basic and diluted earnings per share attributable to common shareholders for the fourth quarter of 2018 was $0.25 calculated on 2,240,794 basic and 2,250,946 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.57 for the fourth quarter of 2017, calculated on 2,222,744 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the earnings attributable to common shareholders for the quarter of the gain / loss on derivatives, the adjusted earnings attributable to common shareholders for the quarter ended December 31, 2018 would have been $0.31 per share basic and diluted compared to adjusted losses of $0.55 per share basic and diluted for the quarter ended December 31, 2017. Usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
XENIA	Kamsarmax	82,000	2016	TC until Jan-2020 + 1 year in Charterers Option	$14,100 $14,350
EIRINI P	Panamax	76,466	2004	TC until Aug-19	Hire 103% of Average BPI** 4TC
TASOS	Panamax	75,100	2000	TC until Apr-19	$ 12,250 plus a Gross Ballast Bonus of 225K (total equivalent to about $7,500)
PANTELIS	Panamax	74,020	2000	TC until Mar-19	$5,500
ALEXANDROS P.	Ultramax	63,500	2017	Guardian Navigation GMax LLC Pool	Pool revenue from August 2018
EKATERINI	Kamsarmax	82,000	2018	TC until Apr-20	$13,000
STARLIGHT	Panamax	75,845	2004	TC until Jul-19	Hire 100% of Average BPI** 4TC
Total Dry Bulk Vessels	7	528,931

Note:

(*)

Represents the earliest redelivery date

(**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

Summary Fleet Data:

	3 months, ended December 31, 2017	3 months, ended December 31, 2018	12 months, ended December 31, 2017	12 months, ended December 31, 2018
FLEET DATA
Average number of vessels (1)	5.0	6.3	4.9	5.7
Calendar days for fleet (2)	460.0	584.0	1,802.0	2,096.0
Scheduled off-hire days incl. laid-up (3)	0.0	0.0	0.0	43.7
Available days for fleet (4) = (2) - (3)	460.0	584.0	1,802.0	2,052.3
Commercial off-hire days (5)	0.0	0.0	0.3	0.0
Operational off-hire days (6)	0.4	2.6	21.5	7.8
Voyage days for fleet (7) = (4) - (5) - (6)	459.6	581.4	1,780.2	2,044.5
Fleet utilization (8) = (7) / (4)	99.9%	99.6%	98.8%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.6%	98.8%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,231	12,513	10,046	12,484
Vessel operating expenses excl. drydocking expenses (12)	3,747	4,900	4,607	5,193
General and administrative expenses (13)	486	897	509	1,120
Total vessel operating expenses (14)	4,233	5,797	5,116	6,313
Drydocking expenses (15)	53	36	71	699

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing other general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and other general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

February 19, 2019 at 11:00 am. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928561 (Standard International Dial In). Please quote "EuroDry" to the operator.

A replay of the conference call will be available until February 26, 2019. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333009785 and the access code required for the replay is: 2489743#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the fourth Quarter 2018 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Income

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2017	2018	2017	2018
	(unaudited)		(unaudited)
Revenues
Voyage revenue	6,081,668	7,368,077	20,280,215	25,934,204
Commissions	(325,161)	(374,409)	(1,122,196)	(1,411,333)
Net revenues	5,756,507	6,993,668	19,158,019	24,522,871

Operating expenses
Voyage expenses, net	919,394	93,234	2,396,318	410,676
Vessel operating expenses	1,346,919	2,401,416	6,892,388	9,183,152
Drydocking expenses	24,494	20,889	127,509	1,465,079
Vessel depreciation	1,205,139	1,479,656	4,786,272	5,422,155
Management fees	376,565	459,923	1,409,716	1,701,340
Other general and administrative expenses	223,600	523,560	917,160	2,346,502
Total Operating expenses	(4,096,111)	(4,978,678)	(16,529,363)	(20,528,904)

Operating income	1,660,396	2,014,990	2,628,656	3,993,967

Other income / (expenses)
Interest and finance cost	(436,050)	(1,081,051)	(1,817,574)	(2,913,141)
Gain / (Loss) on derivatives, net	51,453	(137,340)	49,167	13,786
Foreign exchange gain / (loss)	522	4,197	(10,548)	11,040
Interest income	-	3,333	-	14,083
Other expenses, net	(384,075)	(1,210,861)	(1,778,955)	(2,874,232)
Net income	1,276,321	804,129	849,701	1,119,735
Dividend Series B Preferred shares	-	(244,031)	-	(565,229)
Net income attributable to common shareholders	1,276,321	560,098	849,701	554,506
Earnings per share, basic	0.57	0.25	0.38	0.25
Weighted average number of shares, basic	2,222,744	2,240,794	2,213,505	2,232,821
Earnings per share, diluted	0.57	0.25	0.38	0.25
Weighted average number of shares, diluted	2,222,744	2,250,946	2,213,505	2,232,821

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2017	December 31, 2018

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	1,257,058	4,375,972
Trade accounts receivable	593,787	2,236,210
Other receivables, net	644,062	341,952
Inventories	452,191	566,947
Restricted cash	894,499	828,955
Prepaid expenses	72,520	147,789
Due from related companies	3,706,259	5,967,444
Total current assets	7,620,376	14,465,269

Fixed assets:
Vessels, net	81,979,636	110,637,462
Advances for vessel under construction	5,051,211	-
Long-term assets:
Restricted cash	2,750,000	2,550,000
Derivatives	51,453	55,030
Total assets	97,452,676	127,707,761

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	7,967,267	10,953,211
Trade accounts payable	346,968	690,653
Accrued expenses	1,037,027	1,166,209
Deferred revenue	289,738	196,231
Total current liabilities	9,641,000	13,006,304

Long-term liabilities:
Long term debt, net of current portion	30,364,035	52,405,544
Due to Former Parent Company	24,585,518	-
Total long-term liabilities	54,949,553	52,405,544
Total liabilities	64,590,553	65,411,848

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 0 and 19,608 shares issued and outstanding, respectively)	-	18,757,358

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 0 and 2,279,920 issued and outstanding, respectively)	-	22,799
Additional paid-in capital	42,518,895	52,618,022
Accumulated deficit	(9,656,772)	(9,102,266)
Total shareholders' equity	32,862,123	43,538,555
Total liabilities, mezzanine equity and shareholders' equity	97,452,676	127,707,761

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2018

Cash flows from operating activities:
Net income	849,701	1,119,735
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	4,786,272	5,422,155
Amortization and write off of deferred charges	209,231	396,925
Share-based compensation	-	137,517
Unrealized gain on derivatives	(51,453)	(3,577)
Changes in operating assets and liabilities	(2,883,464)	(3,102,585))
Net cash provided by operating activities	2,910,287	3,970,170

Cash flows from investing activities:
Cash paid for vessels under construction, capitalized expenses and vessel acquisition	(9,635,504)	(29,045,685))
Net cash used in investing activities	(9,635,504)	(29,045,685)

Cash flows from financing activities:
Net increase in Former Parent Company investment	915,525	3,298,356
Due to Former Parent Company	(639,312)	-
Loan arrangement fees paid	(42,125)	(432,200)
Proceeds from long term debt	10,862,500	48,400,000
Repayment of long-term debt	(1,813,229)	(23,337,271)
Net cash provided by financing activities	9,283,359	27,928,885

Net increase in cash, cash equivalents and restricted cash	2,558,142	2,853,370
Cash, cash equivalents and restricted cash at beginning of year	2,343,415	4,901,557
Cash, cash equivalents and restricted cash at end of year	4,901,557	7,754,927

Cash breakdown

Cash and cash equivalents	1,257,058	4,375,972
Restricted cash, current	894,499	828,955
Restricted cash, long term	2,750,000	2,550,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	4,901,557	7,754,927

EuroDry Ltd.

Reconciliation of Net income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2018
Net income	1,276,321	804,129	849,701	1,119,735
Interest and finance costs, net (incl. interest income)	436,050	1,077,718	1,817,574	2,899,058
Vessel depreciation	1,205,139	1,479,656	4,786,272	5,422,155
Unrealized and realized (gain) / loss on derivatives, net	(51,453)	137,340	(49,167)	(13,786)
Adjusted EBITDA	2,866,057	3,498,843	7,404,380	9,427,162

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation and gain / loss on derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, gain/ (loss) on derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2018
Net income	1,276,321	804,129	849,701	1,119,735
Unrealized and realized (gain) /loss on derivatives, net	(51,453)	137,340	(49,167)	(13,786)
Adjusted net income	1,224,868	941,469	800,534	1,105,949
Preferred dividends	-	(244,031)	-	(565,229)
Adjusted net income attributable to common shareholders	1,224,868	697,438	800,534	540,720
Adjusted earnings per share, basic	0.55	0.31	0.36	0.24
Weighted average number of shares, basic	2,222,744	2,240,794	2,213,505	2,232,821
Adjusted earnings per share, diluted	0.55	0.31	0.36	0.24
Weighted average number of shares, diluted	2,222,744	2,250,946	2,213,505	2,232,821

“Adjusted net income and “Adjusted earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net income to represent net income before gain / loss on derivatives. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, which items may significantly affect results of operations between periods. Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 7 vessels, including 4 Panamax drybulk carriers, 1 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 7 drybulk carriers have a total cargo capacity of 528,931 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com